ASIARIM CORPORATION

May 20, 2011
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. Larry Spirgel Assistant Director
Dear Mr. Spirgel,
Re:	Asiarim Corporation (the "Company" or "Asiarim")
Form 10-K for the Fiscal Year Ended September 30, 2010, Filed January 24, 2011, as amended
Form 10-Q for the Quarterly Period Ended December 31, 2010
File No. 333-147187
We refer to your letter dated April 6, 2011. We hereby submit our replies below utilizing the same number reference.
Comment 1
Please refer to page F-9 of Amendment no. 2 to Form 10K/A for the fiscal year ended September 30, 2010 for the revised disclosure.
Comment 2

We have recognized goodwill in connection with the issuance of shares to Ascenda as per the definition of "Business" per the ASC 805 "Business Combination" formerly FASB Statement 141(R) as an implementation guidance note. According to ASC 805-10 Summary "A business consists of inputs and processes applied to those inputs that have the ability to create outputs." In the case of Ascenda, the inputs they contribute is their network of sourcing factories and employees in the consumer electronics markets, and the process that they contribute is their system of sourcing consumer electronics from their long standing history of providing this service for clients in Asia and North America.

For and on behalf of Asiarim Corporation /s/ Ben van Wijhe ________________________________ Ben van Wijhe President
c.c.	Ms. Kenya Gumbs, Staff Accountant Mr. Carlos Pacho, Staff Accountant Branch Chief

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